Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited
on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Joseph Williger and/or Mr. Yitschak Barabi with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on March 14, 2023 at 4 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

MARCH 14, 2023

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	To approve a revised Compensation Policy for a period of three years, commencing on January 1, 2023.	☐	☐	☐	4.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 2), to approve the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2023.
							☐	☐	☐
		YES	NO
	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
							YES	NO
						Do you have a personal interest in the approval of proposal 4? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
2.	Subject to the approval of proposal 3, to approve the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (subject to his reelection as a director as detailed in proposal 7), for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Israeli Companies Law, 5759- 1999 (the "Companies Law")	☐	☐	☐	5.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Joseph Williger, a controlling shareholder, as the Company’s CEO (proposal 3), to approve the terms of office of Mr. Joseph Williger, commencing on January 1, 2023.
							☐	☐	☐
		YES	NO				YES	NO
	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 2? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐			Do you have a personal interest in the approval of proposal 5? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
							FOR	AGAINST	ABSTAIN
					6.	To approve an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2023.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.
Subject to the approval of proposal 2, to approve the appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO, for a period of three years, commencing on the date of approval by the shareholders in the Meeting, according to clause 121(c) to the Companies Law.
		☐	☐	☐
							YES	NO
						Do you have a personal interest in the approval of proposal 6? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
		YES	NO				FOR	AGAINST	ABSTAIN
	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐		7.	A) To re-elect Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Companies Law.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
						B) To re-elect Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
						C) To re-elect Mr. Victor Bar as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
					8.	To appoint BDO Ziv Haft as the Company's independent accounting firm for the year ending December 31, 2022 and for the period until the next Annual General Meeting of the Company's shareholders.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.